Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nissay Dowa General Insurance Company, Limited
Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-                    )
Subject Company: Nissay Dowa General Insurance Company, Limited (SEC File No. 132-                    )
[English Translation]
January 23, 2009
Aioi Insurance Company, Limited
Nissay Dowa General Insurance Company, Limited
Mitsui Sumitomo Insurance Group Holdings, Inc.
Aioi Insurance, Nissay Dowa General Insurance and Mitsui Sumitomo Insurance Group
Agree to Commence Discussions towards Business Combination and Business Alliance
- Way towards World Leading Insurance and Financial Group -
Aioi Insurance Company, Limited (President: Tadashi Kodama) (“AIOI”), Nissay Dowa General Insurance Company, Limited (President: Ichiro Tateyama) (“NDGI”) and Mitsui Sumitomo Insurance Group (Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) and Mitsui Sumitomo Insurance Company, Limited (“MSI”), President: Toshiaki Egashira) (collectively, the “Parties”) reached an agreement today to commence discussions on a possible business combination and business alliance with the goal of forming a new insurance and financial group, subject to shareholder and regulatory approvals.

I.	Objectives of Business Combination and Business Alliance and Vision of Business Group
1.	Objectives
The Parties seek to achieve sustainable growth and enhance enterprise value by rapidly and dramatically enhancing and expanding the quality and quantity of their respective operational bases and management resources to create a globally operating and world-leading insurance and financial group.

2.	Vision of Business Group
The Parties believe that the vision described below will enable the business group to realize the above objectives.
(1)	To fulfill the following social responsibilities to its stakeholders as a world-leading insurance and financial group centered around their non-life insurance business:
(i)	To enable customers and business partners to enjoy and rely on high quality products and services;
(ii)	To have shareholders understand and realize the future potential for profitability and growth;
(iii)	To help employees attain job satisfaction and grow through their jobs;
(iv)	To gain the confidence of insurance agents as partners and grow together; and
(v)	To contribute to the harmony of local and international communities and the preservation of the natural environment.
(2)	To take advantage of the respective strengths of AIOI, NDGI and MSI and provide high quality products and services to customers in all markets.

II.	Outline of Agreement
1.	Details of Business Combination
The Parties aim to reach a definitive agreement on business combination upon discussions in accordance with the following policies.
(1)	Date of Business Combination
Intended to be effected in April 2010.
(2)	Method of Business Combination
The business combination of AIOI, NDGI and Mitsui Sumitomo Insurance Group will be implemented by way of a holding company structure, whereby MSIGH will be utilized as a holding company of newly formed insurance and financial group (“Holding Company”) in light of economic rationality and simplicity of legal procedures. Specifically, AIOI and NDGI will each conduct a statutory share-for-share exchange with the Holding Company to implement the business combination. Immediately thereafter (but on the same day), AIOI and NDGI will be merging with each other.
Accordingly, both MSI and the surviving company resulting from the merger of AIOI and NDGI (“Merged Company”) will co-exist as core non-life insurance companies within the group.
(3)	Corporate Name
The corporate name of MSIGH, which will serve as Holding Company, will be changed to one that is new and neutral at the time of the business combination.
Also, the name of the Merged Company will be changed along with the change of name of the Holding Company.
(4)	Reorganization of Insurance Companies under Holding Company
After the business combination, the Parties will swiftly consider the reorganization of the Merged Company and MSI by their function and/or line of business as well as their merger as alternatives in order to best realize the vision of the business group.
In pursuit of synergy effects, the Parties will also discuss reorganization or integration of Mitsui Sumitomo Kirameki Life Insurance Company, Limited and Aioi Life Insurance Co., Ltd., both under the Holding Company, whose growth strategies are focused on sale of life insurance to customers in non-life insurance.
(5)	Operational Policy of Group
The Merged Company and MSI will exercise their respective autonomy to the maximum extent to operate their businesses.
The Holding Company will be responsible for the functions to enhance the enterprise value of the new insurance and financial group i.e. formulation of overall group strategies, risk management, capital management, communication with shareholders and investors, and establishment of a shared service entity. Accordingly, the Holding Company enables each non-life insurance subsidiary to achieve the effect of the business combination to the maximum extent.

2.	Details of Merger of AIOI and NDGI

(1)	Principle and Objectives of Merged Company
As core companies of the new group that will be realized by way of business combination of the Parties and will pursue enhancement of the enterprise value of the group, AIOI and NDGI demonstrate the following strengths and envision the companies that are to develop based on the firm customer confidence:
(i)	To achieve growth in domestic and global markets by cooperating closely with Toyota Motor Corporation and Nippon Life Insurance Company;
(ii)	To enter into new growth areas actively by wide cooperation beyond conventional corporate groups such as financial institutions and business partners; and
(iii)	To achieve high efficiency and profitability in a short period of time through the effects of the merger in addition to the group synergy with MSI.
(2)	Date of Merger
Intended to be effected in April 2010 and immediately following (but on the same date as) the business combination.
(3)	Corporate Name and Surviving Company
The corporate name of the Merged Company will be changed to a new and neutral name along with the Holding Company name change.
The determination as to whether AIOI or NDGI will be the surviving company will be made upon consideration of economic rationality.
3.	Promotion of Business Alliance
AIOI, NDGI and MSI will timely promote their business alliance in the following aspects in the pursuit of synergies:
(1)	Jointly to establish and expand overseas business and new areas of business;

(2)	To share various critical systems and server systems;

(3)	To share frameworks, systems and tools for agency education, and conduct joint education;

(4)	Jointly to develop new products and services; and

(5)	To establish a common business platform that conforms to international accounting standards, the Financial Instruments and Exchange Act and the Companies Act.

III.	Framework for Discussion on Integration
In order to rapidly and smoothly conduct various discussions and work related to the matters described above, the Parties will establish an Integration Promotion Headquarters headed by their respective presidents and an Integration Promotion Committee consisting of the Parties’ senior executives in charge. Details will be discussed and conducted at task-specific working groups to be established under the Integration Promotion Committee.

(Image of Business Combination and Business Alliance)
(General Information on Parties)
(As of September 30, 2008)

Corporate Name	Aioi Insurance Company,	Nissay Dowa General	Mitsui Sumitomo
	Limited	Insurance Company,	Insurance Group Holdings,
		Limited	Inc.
Nature of Business	Non-life insurance	Non-life insurance	Insurance holding company
Date Established	June 30, 1918	March 23, 1944	April 1, 2008
Address	1-28-1, Ebisu, Shibuya-ku, Tokyo	4-15-10, Nishi-Tenma, Kita-ku, Osaka-shi, Osaka	2-27-2, Shinkawa, Chuo-ku, Tokyo
President	Tadashi Kodama	Ichiro Tateyama	Toshiaki Egashira
Stated Capital (yen in hundred millions)	1,000	473	1,000
Total number of issued shares (in millions)	756	390	421
Fiscal year ends	March	March	March
Major shareholders	Toyota Motor Corporation (33.40%) State Street Bank and Trust Company (10.78%) The Master Trust Bank of Japan, Ltd. (Trust account) (4.09%)	Nippon Life Insurance Company (35.38%) State Street Bank and Trust Company (5.75%) The Master Trust Bank of Japan, Ltd. (Trust account) (3.52%)	The Master Trust Bank of Japan, Ltd. (Trust account) (4.70%) Japan Trustee Services Bank, Ltd. (Trust account) (4.39%) Japan Trustee Services Bank, Ltd. (Trust account 4G) (3.37%)
Relationships among Parties	No material capital, personal or business relationship exists among the Parties, nor is any of the Parties a related party (“kanren tojisha”) vis-à-vis one another.

(Outlook)
The agreement will not materially affect the financial results of each of AIOI, NDGI and MSIGH for the fiscal year ending March 31, 2009.

(Reference)

Consolidated basis for FY ended March 31, 2008	(yen in hundred millions)

	AIOI (i)	NDGI*1 (ii)	MSIGH*2 (iii)	(i), (ii) and (iii) combined	(i) and (ii) combined
Ordinary income	11,569	4,078	21,376	37,024	15,648
Net premiums written	8,715	3,182	15,410	27,308	11,898
Ordinary profit (loss)	(86)	124	608	647	38
Net income (loss)	(31)	64	400	433	32
Total assets	29,872	12,141	83,977	125,990	42,013
Net assets	4,223	2,733	16,715	23,672	6,957

*1	Figures for NDGI are on a non-consolidated basis.

*2	Figures represent those for MSI, since MSIGH was established on April 1, 2008.

Non-consolidated basis for FY ended March 31, 2008	(yen in hundred millions)

	AIOI (i)	NDGI (ii)	MSI*3 (iii)	(i), (ii) and (iii) combined	(i) and (ii) combined
Direct premiums written	9,315	3,601	15,446	28,364	12,917
Net premiums written	8,518	3,182	13,068	24,769	11,700
Share (%)	11.4	4.3	17.5	33.2	15.7
Underwriting profit (loss)	102	(131)	(196)	(225)	(28)
Net loss ratio (%)	62.2	66.4	65.1	64.3	63.4
Net expense ratio (%)	33.3	33.5	31.8	32.5	33.3
Combined ratio (%)	95.5	100.0	96.9	96.8	96.7
Ordinary profit	44	124	550	719	169
Net income	71	64	383	519	136
Total assets	26,385	12,141	69,685	108,212	38,527
Net assets	4,411	2,733	16,090	23,234	7,144
Number of agents	40,473	15,886	46,396
Number of employees	8,809	4,183	14,421	27,413	12,992

*3	Figures shown exclude refundable premium of the automobile insurance ‘Modo-Rich.’
-End-

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination among Aioi Insurance Co., Ltd. (“AIOI”), Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI and NDGI prior to the shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI and NDGI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9) difficulties in realizing the synergies and benefits of the post-business combination group.